Contact

www.linkedin.com/in/leparsons
(LinkedIn)
www.dittomusic.com (Company)

Top Skills

Sound
Music Production
Music Industry

Lee Parsons

Music & Blockchain
London

Summary

Co Founder - Ditto Music and Bluebox
We release, distribute and promote over 250,000 artists in 25
countries
Ranked at #55 fastest growing European company by The Times
2018.

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Experience

Opulous
CEO
January 2018 - Present (4 years 5 months)
London, England Metropolitan Area

Opulous manages data for the music industry. We allow artists to split and sell
their copyrights directly to fans and gain finance without using the traditional
banking system.
Built on Algorand.
https://www.musicbusinessworldwide.com/nfts-for-copyrights-why-non-
fungible-tokens-could-transform-who-gets-paid-from-music-rights-and-how/

Ditto Music
Founder and CEO
January 2007 - Present (15 years 5 months)
UK/US

Ditto Music is one of the leading distribution and record label services
worldwide.
We have worked with artists at all stages of their career including Ed Sheeran,
Royal Blood, Stormzy, Sam Smith, Dodie, Dave and thousands more globally.
Ditto is ranked 55th fastest growing UK company 2018 by The Times.
Ditto currently operate in 25 worldwide territories generating billions of streams
per month worldwide.

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